Exhibit 99.1
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NEWS RELEASE
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Contact:   Bob Cardon, Dynatronics Corp.
           800-874-6251 or 801-568-7000


                     Dynatronics Reports Sharp Increases in
                         Third Quarter Sales And Profits

         Salt Lake City, Utah (May 7, 2004) - Dynatronics Corporation (NASDAQ:
DYNT) today announced continued sharp increases in sales and profits, as indicated by results for the third fiscal quarter ending March 31, 2004. Sales for the quarter increased to $5,246,044, jumping 20 percent higher than the $4,376,353 level attained during the same period in fiscal year 2003. Sales for the nine-month period ended March 31, 2004 hit a record $15,562,919, compared to $13,016,705 during the first nine months of fiscal year 2003.

         Net income for the quarter climbed to $309,702, compared to net income of $23,253 during the same quarter of the previous fiscal year. For the nine-month period ended March 31, 2004, net income rose to $725,059 - a 300 percent jump over the $181,025 net income achieved in the prior year period.

         "The continued strong demand for our new line of high technology Solaris products is pushing the company's sales and profits to record levels," reported Kelvyn H. Cullimore Jr., president of Dynatronics. "We're very pleased with the added momentum and sales growth the Solaris products have triggered. But more importantly, we're happy that so many people are benefiting from these innovative products."

         The new Solaris line consists of four unique products featuring advanced light therapy technology. Light therapy is commonly used for treating muscle and joint pain, as well as arthritis pain and stiffness. Hundreds of independent research studies have shown the efficacy of light therapy in clinics around the world.

         "Solaris sales continue to exceed our expectations," stated Larry K. Beardall, executive vice president of sales and marketing. "The demand for these products can be attributed to the fact that more and more patients throughout the country are getting relief from their pain by using Solaris."

         Solaris was recently featured on television newscasts around the country. This positive national exposure is helping to introduce large numbers of people to the benefits of this technology.

         "We are currently exploring new applications for light therapy beyond the physical therapy market," Beardall added. "For example, excellent results are being reported using light therapy for pain among dental patients. This type of success provides the perfect opportunity to develop light therapy products specifically for new markets," concluded Beardall.

         Dynatronics has scheduled a conference call for investors today at 1:00 p.m. MST (3:00 p.m. EST). Those interested in participating should call (800) 861-4084 passcode: 9921511#.

         A summary of the financial results for the three and nine months ended March 31, 2004, follows:


                         Summary Selected Financial Data
                         -------------------------------


                                                       Three Months Ended                    Nine Months Ended
                                                             March  31,                           March 31,
                                                    2004                2003               2004                2003
                                                    ----                ----               ----                ----

       Net sales                                 $ 5,246,044      $ 4,376,353        $ 15,562,919       $13,016,705

       Gross profit                                2,139,754        1,595,054           6,151,889         4,851,604

       Income before income taxes                    380,622           37,636           1,054,433           294,176

       Income tax expense                             70,920           14,383             329,374           113,151
                                                 -----------      -----------        ------------       -----------

       Net income                                $   309,702      $    23,253        $    725,059       $   181,025
                                                 ===========      ===========        ============       ===========

       Net income per share (diluted)            $       .03      $       .00        $        .08       $       .02
                                                 ===========      ===========        ============       ===========


     Dynatronics manufactures, markets and distributes advanced-technology medical devices, orthopedic soft goods and supplies, treatment tables and rehabilitation equipment for the physical therapy, pain management, sports medicine, chiropractic, podiatry, plastic surgery, dermatology and other related medical, cosmetic and aesthetic markets.

     This press release contains forward-looking statements. Those statements include references to the company's expectations, anticipated growth in sales, profitability in future periods and similar statements. Actual results may vary from the views expressed in the forward-looking statements contained in this release. The development and sale of the company's products are subject to a number of risks and uncertainties, including, but not limited to, changes in the regulatory environment, FDA clearance of new products, growth in the physical medicine industry, competitive factors, availability of third-party component parts and products, inventory risks due to shifts in market demand, changes in product mix, market demand for the company's products, increased terrorist activity, and the risk factors listed from time to time in the company's SEC reports, including, but not limited to the report on Form 10-KSB for the year ended June 30, 2003 and its subsequent quarterly reports on Form 10-QSB.

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